Organigram Holdings Inc. Announces Election of Directors

MONCTON, New Brunswick - (BUSINESS WIRE) - February 23, 2021 - Organigram Holdings Inc. ("Organigram" or the "Corporation") (TSX: OGI) (NASDAQ: OGI) announced today the results of voting at its annual meeting of shareholders held on February 23, 2021 (the "Meeting").

Each of the eight nominees listed in the Corporation's management information circular dated January 18, 2021 (the "Circular") provided in connection with the Meeting was elected as a director of Organigram at the Meeting. Organigram received proxies and virtual votes at the Meeting as set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Peter Amirault	33,803,521	97.87	735,764	2.13
Greg Engel	33,759,094	97.74	780,191	2.26
Dexter John	33,860,014	98.03	679,271	1.97
Geoffrey Machum	32,261,529	93.40	2,277,756	6.59
Ken Manget	32,966,589	95.45	1,572,696	4.55
Sherry Porter	33,073,234	95.75	1,466,052	4.24
Stephen Smith	33,874,127	98.07	665,158	1.93
Marni Wieshofer	33,877,404	98.08	661,881	1.92

The biographies of the Corporation's directors are set out in the Circular, which is available under the Corporation's profile on SEDAR at www.sedar.com.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, SHRED and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca (416) 704-9057

For Media enquiries, please contact:
Marlo Taylor
mtaylor@gagecommunications.ca